STRONG SOLUTIONS INC.

2/13 Korolenko str.

Kharkov, Ukraine 61000

+ 380-993-87-5414

Email: 1207andreygav@ukr.net

October 23, 2017

Mr. Robert S. Littlepage

Accountant Branch Chief

Division of Corporate Finance

Washington, D.C.

Re:	Strong Solutions, Inc.
Amendment No. 4 to Registration Statement on Form 10-12G
Filed September 22, 2017
File no. 0-55819

Dear Mr.Littlepage,

We responded below to comments of the SEC staff on the above-referenced registration statement. We provided our response and attached a revised draft prospectus reflecting our responses with clarifications and corrections.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We reiterate comment 3. Please provide an updated auditors’ report covering your revised financial statements for the years ended December 31, 2015 and 2016.

Response: We provide updated auditors’ report covering our revised financial statements for the years ended December 31, 2015 and 2016.

Financial Statements

2. We note your response to comment 4. Since Mr. Guzii is your controlling shareholder, his relationship with Strong Solutions is analogous to a parent/subsidiary relationship. As such, the guidance in SAB Topic 1:B is applicable to your financial statements. Please revise to report contributed goods, services, and rented property and equipment as expenses and contributed capital, at fair value, in your historical financial statements.

Response: The company identified the guidance SAB Topic 1: B is applicable to our financial statements and as a result we determined certain transactions did not reflect the proper matching in our expenses. The impact of these transactions on the Company’s financial statements for the year ended December 31, 2015,2016 and for the six months ended June 30,2017 have been considered and have been disclosed and reported in the Company’s restated financial statements.

Please direct any further comments you may have to the company at: 1207andreygav@ukr.net

Sincerely,

/s/ Andrii Guzii

Strong Solutions, Inc.